Exhibit 2.1
AMENDMENT NO. 1 TO TRANSACTION AGREEMENT
     THIS AMENDMENT NO. 1 TO TRANSACTION AGREEMENT (the “Amendment”) is made and effective as of the 14th day of February 2007, by and between Tandberg Television ASA, a Norwegian public limited company listed on the Oslo Stock Exchange with its address at Frystikkalléen 3, 0661 Oslo, Norway (“Tandberg”), and ARRIS Group, Inc., a Delaware corporation with its principal place of business at 3871 Lakefield Drive, Suwanee, Georgia, USA (“ARRIS”).
     WHEREAS, Tandberg and ARRIS entered into that certain Transaction Agreement dated as of January 15, 2007 (the “Agreement”); and
     WHEREAS, the parties hereto desire to amend the Agreement as provided herein ;
     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party, for the benefit of the other party hereby agrees as follows:
1.	The preamble of the Agreement is hereby amended by deleting the word “liability.”

2.	Section 1.1 of the Agreement is hereby amended by adding the following immediately after the first sentence of Section 1.1(a):
“Notwithstanding the foregoing, Tandberg shareholders holding up to and including 700 Shares will receive the full Offer Consideration in cash. Tandberg shareholders holding more than 700 Shares will receive the combination of Cash Consideration and Share Consideration as described in the immediately preceding sentence.”
3.	Section 1.1 of the Agreement is hereby further amended by deleting Section 1.1(b) thereof in its entirety and shall be reserved.

4.	New Section 1.4 shall be added to the Agreement as follows:
“Notwithstanding anything to the contrary in Section 5(g) of that certain Letter Agreement by and between the parties hereto, dated as of 13 November 2006 (the “Confidentiality Agreement”), during the Offer, ARRIS may subscribe for, buy or exchange Shares, so long as (x) such subscription, purchase or exchange is for NOK 91.20 per Share or higher, (y) ARRIS complies with all applicable laws, rules and regulations, including but not limited to, refraining from subscribing for, purchasing or exchanging Shares while in possession of material, non-public information or other Inside Information (as defined in the Confidentiality Agreement), and (z) ARRIS shall take no action which shall cause, or have the effect of, reducing the price of Shares below NOK 91.20 per Share, including, but not limited to short-selling, hedging, purchasing derivatives, or similar transactions.”

5.	Section 4.1 of the Agreement is hereby amended by deleting Section 4.1(x) thereof in its entirety and inserting the following in lieu thereof:
“(x) by either party if the public announcement of the satisfaction of all conditions to the Offer has not been made by May 31, 2007 (the “Termination Date”), provided, however, that ARRIS shall be entitled by notice to Tandberg to extend the Termination Date prior to its expiration, but not past September 30, 2007, to the extent that ARRIS concludes with the consent of Tandberg, which consent shall not be unreasonably withheld, that such extension is required (A) in order for ARRIS or Tandberg to include additional information in the Offer Document (or to include information in a different form) or otherwise in order to comply with the filing and other requirements of securities and takeover laws applicable solely with respect to the Offer, or (B) as a result of the failure to receive any necessary approvals and clearances from regulatory and/or governmental authorities on terms reasonably acceptable to ARRIS, including from the US Department of Justice and Federal Trade Commission under the HSR Act, and any national competition authorities which may have jurisdiction over the parties or the transactions contemplated by this Agreement.”
6.	Section 4.1 of the Agreement is hereby amended by adding new clause (F) to the exclusions from the definition of “Material Adverse Effect” as follows:
“(F) any actions taken by ARRIS pursuant to Section 1.4 hereof.”
7.	Section 6 of the Agreement is hereby amended by deleting the first sentence thereof in its entirety and inserting the following in lieu thereof:
“Each of ARRIS and Tandberg shall fully cooperate to as soon as practicable, make all filings as required under any applicable antitrust, competition or trade regulatory laws, including specifically with the US Department of Justice and Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any national competition authorities which may have jurisdiction over the parties or the transactions contemplated by this Agreement.”
8.	Section 8 of the Agreement is hereby amended by deleting Section 8(f) thereof in its entirety and inserting the following in lieu thereof:
“(f) Subsequent to the settlement of the Offer, ARRIS Norway AS intends to pass a squeeze-out resolution pursuant to sec 4-25 of the Public Limited Liability Company Act. ARRIS shall keep Tandberg reasonably apprised of the status of such resolution and the anticipated timing of the approval of the same. Upon such resolution having been passed and the deposit of the funding for the acquisition pursuant to the Act and notification of Tandberg thereof, Tandberg shall immediately, upon their receipt of documentation thereof, and not later than within 2 hours, notify the Tandberg VPS Registrar that the remaining Shares shall be transferred to ARRIS Norway AS. Upon the notification to the VPS Registrar regarding ARRIS Norway AS’ squeeze-out and confirmation of transfer of ownership in VPS, the Tandberg board will immediately call for an extraordinary general meeting, to be held on the same date as the VPS Registrar confirms that all remaining

Shares have been transferred to ARRIS Norway AS, for the purpose of electing new board members and approving a resolution for delisting from Oslo Børs.”
9.	Section 1(b) of Annex B to the Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:
“(b) The Offer period under the Offer shall be 4 weeks (the “Offer Period”). The Offer Period may be extended by ARRIS from time to time, until such time as all of the Offer Conditions have been satisfied; provided, however such extension shall not be made to a date later than the Termination Date. If ARRIS has not received valid and unconditional acceptances of the Offer for shares representing more than 90% of the Shares at the expiry of the initial Offer Period, ARRIS shall use its right to extend the Offer Period (one or more times) until such condition has been satisfied; provided, however, that such extension(s) shall not be later than five business days prior to the Termination Date.”
10.	The Agreement shall continue in full force and effect in accordance with its terms, as amended hereby.

11.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[signature page to immediately follow]

     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

TANDBERG TELEVISION ASA

By:	/s/ Eric Cooney

Name: Eric Cooney Title: President and Chief Executive Officer

ARRIS GROUP, INC.

By:	/s/ Lawrence A. Margolis

Name: Lawrence A. Margolis Title: Executive Vice President of Strategic Planning, Administration and Chief Counsel and Secretary